[Letterhead of First Federal of Northern Michigan]

June 30, 2011

Mr. John P. Nolan
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

RE:	First Federal of Northern Michigan Bancorp, Inc. Form 10-K for Fiscal Year Ended December 31, 2010 Form 10-Q for Fiscal Quarter ended March 31, 2011 File No. 000-31957

Dear Mr. Nolan:

We are presenting our responses to the comments received in your letter dated June 17, 2011. Our responses follow your comments, which we have reproduced in bold print. In connection with this response, we acknowledge that:
•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-Q for the period ended March 31, 2011

Financial Statements

Note 4 – Loans and Allowances for Loan Losses, page 10

1.
Please confirm whether you use third-party appraisals to determine the fair value of the underlying collateral for all impaired loans which are collateral dependent. If so, please tell us and revise future filings to address the following:

•	How and when you obtain external appraisals and how this impacts your amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;

John P. Nolan
United States Securities and Exchange Commission
June 30, 2011

•
The typical timing surrounding the recognition of a collateral dependent loan as non-performing and impaired, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off. In this regard, tell us if there have been any significant time lapses during this process; and

•
Whether you have charged-off an amount different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. If so, please tell us the amount of the difference and corresponding reasons for the difference, as applicable.

We confirm to the staff that we do use third-party appraisals to determine the fair value of the underlying collateral for all impaired loans which are determined to be collateral-dependent. We also confirm that we do not charge off amounts different from what was determined to be the fair value of the collateral as presented in the appraisal for any period presented. As requested in the comment, the Company will revise future filings to include the following verbiage:

•
“The Company recognizes a collateral dependent loan as non-performing and impaired when the loan becomes 90 or more days delinquent (or sooner depending on the facts and circumstances of the loan).  At the time the collateral-dependent loan is determined to be impaired, the Company orders third party appraisals to assist in the determination of the fair value of the underlying collateral supporting the credit. At least annually, the Company obtains updated third-party valuations on impaired loans which are deemed to be collateral-dependent to ensure additional impairment does not exist or, if impairment does exist, that it has been recorded in the proper reporting period.

The Company records a provision for loan loss (specific reserve) on a collateral-dependent impaired loan at the time the third-party appraisal is received and analyzed if the fair market value is determined to be less than the carrying value of the loan as of the date of the appraisal.  The timing of an actual charge-off depends on the facts and circumstances of the loan. Generally, the institution recognizes a charge-off on collateral-dependent loans when appraisals are obtained and analyzed by the credit department and the fair value is determined to be less than the carrying value of the credit.  Depending on the facts and circumstances of the loan, the actual charge-off may be delayed until all information is received and analyzed pertaining to the individual credit.  There have been no significant time lapses during this process.”

John P. Nolan
United States Securities and Exchange Commission
June 30, 2011

2.
If you do not use external appraisals to determine the fair value of the underlying collateral for impaired loans, please provide us with a comprehensive response which discusses your processes and procedures for estimating the fair value of the collateral for these loans.

As noted in the response to Comment #1, the Company obtains third-party appraisals to determine the fair value of the underlying collateral for impaired loans. Please refer to the Company’s response to Comment #1 above.

Management’s Discussion and Analysis, Page 23

Delinquent Loans and Nonperforming Assets, page 26

3.
We note your disclosure stating you did not have any material restructured loans within the meaning of SFAS 15 as of March 31, 2011 and December 31, 2010. However in the footnotes to the financial statements of your Form 10-Q as of March 31, 2011 and Form 10-K as of December 31, 2010, you state you had troubled debt restructurings in the amount of $1.4 million and $740 thousand as of March 31, 2011 and December 31, 2010, respectively. Please clarify to us why you do not believe your “troubled debt restructurings” are “within the meaning of SFAS 15.”

Our statement referencing material restructured loans referred specifically to individually restructured credits in our impaired loan analysis.  We concur that we do have troubled debt restructurings (TDRs) within the meaning of SFAS 15, which were disclosed in both our December 31, 2010 Form 10-K and March 31, 2011 Form 10-Q and were included in our impaired loan disclosures and credit quality ratios in those periods.

4.
If you believe that any of your troubled debt restructurings do fall within the meaning of ASC 470-60, please tell us and revise future filings to disclose the total amount of troubled debt restructurings which should include both performing and non-performing restructured loans. Further, please tell us and revise future filings to disclose the following:

•	A description of the key features of the modifications including the significant terms modified and whether the modification is short-term or long-term;
•	Policy on how many payments the borrower needs to make before returning the loan to accrual status; and
•	Enhanced discussion of the type of concessions made (reduction in interest rate, payment extensions, forgiveness of principal, etc.).

John P. Nolan
United States Securities and Exchange Commission
June 30, 2011

We concur that our restructured credits (TDRs) fall within the meaning of ASC 470-60.  With respect to future filings, the new disclosure requirements for troubled debt restructurings under ASU 2010-20 are effective for the first interim period beginning after June 15, 2011.  The Company is prepared to early adopt and include these disclosures in our Form 10-Q filing for the quarter ended June 30, 2011. In our June 30, 2011 Form 10-Q, we will disclose the total amount of the Company’s performing and non-performing troubled debt restructured credits. In addition, the Company will add the following disclosure:

“The key features of the Company’s loan modifications are determined on a loan-by-loan basis.  Generally, our restructurings have related to interest rate reductions and loan term extensions. In the past the Company has granted reductions in interest rates, payment extensions and short-term payment forbearances as a means to maximize collectability of troubled credits.  The Company has not forgiven principal to date, although this would be considered if necessary to ensure the long-term collectability of the loan. The Company’s loan modifications are typically short-term in nature, although the Company would consider a long-term modification to ensure the long-term collectability of the credit. In general, a borrower must make at least six consecutive timely payments before the Company would consider a return of a restructured loan to accruing status in accordance with Federal Deposit Insurance Corporation guidelines regarding restoration of credits to accrual status.”

Please feel free to contact me if you have any questions or concerns relating to these responses. Our goal is the same as yours: we wish to properly comply with the applicable disclosure requirements and to enhance the overall disclosure in our filings.

Sincerely,

/s/ Amy E. Essex

Amy E. Essex
Chief Financial Officer
First Federal of Northern Michigan

cc:   Babette Cooper
    United States Securities and Exchange Commission